Exhibit 99.1

Execution Version

COOPERATION AGREEMENT
This Cooperation Agreement (this “Agreement”) is made and entered into as of April 16, 2020, by and among Sierra Wireless, Inc., a corporation organized under the laws of Canada (the “Company”), and the entities and natural persons set forth on the signature pages hereto (collectively, the “Investor”) (each of the Company and the Investor, a “Party” to this Agreement, and collectively, the “Parties”).
RECITALS
WHEREAS, as of the date hereof, the Investor is deemed to beneficially own, in the aggregate, 2,144,396 common shares of the Company (the “Common Shares”), which represents approximately five and nine-tenths percent (5.9%) of the Common Shares issued and outstanding on the date hereof, and 1,263,212 Common Shares pursuant to swap agreements, which, collectively, represents economic ownership of approximately nine and four-tenths percent (9.4%) of the Common Shares issued and outstanding on the date hereof; and
WHEREAS, as of the date hereof, the Company and the Investor have determined that it is in their respective best interests to come to an agreement to modify the composition of the Company’s board of directors (the “Board”) and as to certain other matters, as provided herein.
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:
1.	Board Matters and Related Agreements.
(a)          Initial Directors. Promptly (but in no event later than two (2) business days) following the execution of this Agreement, (i) each of Paul G. Cataford and Joy Chik (the “Resigning Directors”) will resign from the Board and all committees thereof and (ii) the Board and all applicable committees thereof shall take all necessary actions to, effective upon such resignations, appoint James R. Anderson (the “Initial Investor Director”) and Karima Bawa (the “Initial Company Director,” and together with the Initial Investor Director, the “Initial Directors”) as directors of the Company to serve until the Company’s 2020 annual general meeting of shareholders, which the Company will use reasonable best efforts to hold on May 21, 2020 (the “2020 Annual Meeting”), or his or her earlier death, resignation, disqualification or removal. The Company hereby represents that each of the Resigning Directors has submitted, or shall no later than the date hereof submit, an irrevocable letter of resignation to the Board, to become effective no later than two (2) business days following the execution of this Agreement. The Board, based on information provided by the Investor and the Initial Directors, has determined that each of the Initial Directors (1) would qualify as an “independent director” under the applicable rules and policies of the Canadian Securities Administrators (the “CSA”), the Toronto Stock Exchange (the “TSX”) and The Nasdaq Global Market (“Nasdaq”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), (2) would satisfy the guidelines and policies with respect to service on the Board applicable to all non-management directors (including the requirements set forth in clause (iii) of Section 1(f) hereof) and (3) has no current or, except with respect to Mr. Anderson, prior relationship with the Investor, its principals or any of its Affiliates (as hereinafter defined) (including, without limitation, as a director, officer or employee or Affiliate of any of the foregoing).

(b)          2020 Annual Meeting.
(i)          The Board and all applicable committees thereof shall take all necessary actions so that each of the Initial Directors (or any Investor Replacement Director (as hereinafter defined), if applicable) shall stand for election as a director at the 2020 Annual Meeting, together with the Board’s other nominees. The Company’s management information circular (the “MIC”) for the 2020 Annual Meeting will set forth biographical and other information regarding any of the Initial Directors (or any Investor Replacement Director, if applicable) and the Company agrees to recommend, support and solicit proxies for the election of each of the Initial Directors (or any Investor Replacement Director, if applicable), at the 2020 Annual Meeting in the same manner and to the same extent as for the Company’s other nominees. The Investor shall be given a reasonable opportunity to review and comment on the MIC for the 2020 Annual Meeting with respect to information related to the Initial Investor Director (or any Investor Replacement Director, if applicable) prior to the filing thereof, and the Company shall give reasonable consideration in good faith to any reasonable comments of the Investor. If either of the Initial Directors is elected as a director at the 2020 Annual Meeting, such Initial Director shall serve until the Company’s 2021 annual general meeting of shareholders (the “2021 Annual Meeting”) or his or her earlier death, resignation, disqualification or removal. The MIC for the 2020 Annual Meeting may set forth biographical and other information regarding any of the Additional New Directors (as hereinafter defined) to the extent such Additional New Director is identified prior to the mailing date of the MIC for the 2020 Annual Meeting. The Investor shall be given a reasonable opportunity to review and comment on the MIC for the 2020 Annual Meeting with respect to information related to the Additional New Directors, if applicable, prior to the filing thereof, and the Company shall give reasonable consideration in good faith to any reasonable comments of the Investor.
(ii)          The Board shall take all necessary actions to propose and recommend for approval at the 2020 Annual Meeting a special resolution of shareholders of the Company providing for an increase in the maximum size of the Board from nine (9) to twelve (12) directors (the “Board Expansion Resolution”). The Company agrees to use reasonable best efforts to cause each of the Board members and named executive officers of the Company to vote (or cause to be voted) all of the Common Shares he or she beneficially owns in favor of the Board Expansion Resolution at the 2020 Annual Meeting. In the Company’s management information circular for the 2020 Annual Meeting, the Board shall recommend that the Company’s shareholders vote their Common Shares in favor of the Board Expansion Resolution and the Company shall retain a proxy solicitation services firm with capabilities in Canada and the U.S. and acceptable to the Investor to solicit proxies in favor of the Board Expansion Resolution.
(c)          Additional New Directors.
(i)          Subject to the approval of the Board Expansion Resolution, as soon as practicable following the 2020 Annual Meeting, the Board and all applicable committees thereof shall take all necessary actions to appoint (A) two (2) independent director candidates selected by the Investor (after reasonable consultation with the Company) as directors of the Company (the “Additional Investor Directors,” and together with the Initial Investor Director, the “Investor Directors”) to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal and (B) one (1) independent director candidate selected by the Company (after reasonable consultation with the Investor) as a director of the Company (the “Additional Company Director,” and together with the Additional Investor Directors, the “Additional New Directors,” and together with the Initial Company Director and the Investor Directors, the “New Directors”) to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal; provided that if the Board Expansion Resolution is not approved at the 2020 Annual Meeting, promptly (but in no event later than two (2) business days) following the 2020 Annual Meeting, (x) the Company agrees to cause one (1) incumbent director to resign from the Board and all committees thereof and (y) the Board and all applicable committees thereof shall take all necessary actions to accept such resignation and appoint one (1) of the Additional Investor Directors (provided that such Additional Investor Director shall be interviewed by and reasonably acceptable to the Company (such acceptance not to be unreasonably withheld, conditioned or delayed)) as a director of the Company to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal.
(ii)          Each of the Additional New Directors shall be required to (A) qualify as an “independent director” under the applicable rules and policies of the CSA, the TSX and Nasdaq and the rules and regulations of the SEC, (B) satisfy the guidelines and policies with respect to service on the Board applicable to all non-management directors (including the requirements set forth in clause (iii) of Section 1(f) hereof) and (C) with respect to the Additional Investor Directors, have no prior or current relationship with the Investor, its principals or any of its Affiliates (including, without limitation, as a director, officer or employee or Affiliate of any of the foregoing). The Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”) shall make a recommendation and determination about whether an Additional New Director is qualified based upon the considerations and following the process described in Section 1(f) hereof. Upon the recommendation of each of the Additional New Directors by the Governance and Nominating Committee (such recommendation not to be unreasonably withheld, conditioned or delayed), the Board shall vote on the appointment of such Additional New Director to the Board based upon the considerations and following the process described in Section 1(f) hereof.
(iii)          Upon the recommendation of the Governance and Nominating Committee and the approval of the Board to appoint each of the Additional New Directors (such approval not to be unreasonably withheld, conditioned or delayed), the Board and all applicable committees thereof shall take all necessary actions to appoint such Additional New Director to the Board to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal.
(iv)          If any of the Additional New Directors is identified and agreed to by the Investor and the Board prior to the 2020 Annual Meeting, such Additional New Director, subject to entering into a customary non-disclosure agreement with the Company, may attend as a non-voting observer any meeting of the Board held following the date of this Agreement and prior to the 2020 Annual Meeting and receive a copy of any materials disseminated to Board members in connection with such meeting (except to the extent any such materials are privileged).
(d)          Committees. The Company agrees that, (i) concurrent with the appointment of the Initial Directors to the Board, the Board and all applicable committees thereof shall take all necessary actions to appoint each of the Initial Directors to at least one (1) of the standing committees of the Board, in each case, to serve until the date of the 2020 Annual Meeting or his or her earlier death, resignation, disqualification or removal, and (ii) subject to and as soon as practicable following the election of the New Directors to the Board at the 2020 Annual Meeting or their appointment to the Board following the 2020 Annual Meeting, as applicable, the Board and all applicable committees thereof shall take all necessary actions to appoint each of the New Directors to at least one (1) of the standing committees of the Board, in each case, to serve until the 2021 Annual Meeting or his or her earlier death, resignation, disqualification or removal. Subject to applicable rules of Nasdaq and applicable law, including the rules and policies of the CSA and the TSX, the Board and all applicable committees thereof shall take all actions necessary to ensure that, during the Standstill Period (as hereinafter defined), any new committee of the Board that may be established to evaluate strategic alternatives or to consider a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries or its or their respective equity or equity equivalent securities (including in a PIPE, convertible note, convertible preferred security or similar structure) or assets (each, an “Extraordinary Transaction”) shall (x) consist of five (5) directors and (y) include at least two (2) Investor Directors and the Additional Company Director.
(e)          Replacement Rights. If any of the Investor Directors (or any Investor Replacement Director, if applicable) is unable or unwilling to serve as a director for any reason, resigns as a director or is removed as a director prior to the expiration of the Standstill Period, and at such time the Investor (x) has not committed a material breach of this Agreement that has not been cured within ten (10) business days after being provided written notice thereof and (y) has aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) representing at least the lesser of 5% of the then-outstanding Common Shares and 1,811,668 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”), the Investor shall have the ability to recommend a substitute person(s) reasonably acceptable to the Board (which acceptance shall not be unreasonably withheld, conditioned or delayed) (any such replacement nominee shall be referred to as an “Investor Replacement Director”). Any Investor Replacement Director recommended by the Investor shall be required to (i) qualify as an “independent director” under the applicable rules and policies of the CSA, the TSX and Nasdaq and the rules and regulations of the SEC, (ii) satisfy the guidelines and policies with respect to service on the Board applicable to all non-management directors (including the requirements set forth in clause (iii) of Section 1(f) hereof) and (iii) have no prior or current relationship with the Investor, its principals or any of its Affiliates (including, without limitation, as a director, officer or employee or Affiliate of any of the foregoing). The Governance and Nominating Committee, after taking into account the relevant financial and business experience of the proposed Investor Replacement Director, shall promptly make its determination and recommendation regarding whether such person so qualifies after (A) such nominee has submitted to the Company the documentation set forth in clause (iii) of Section 1(f) hereof, (B) representatives of the Board have conducted customary interview(s) of such nominee and (C) the Governance and Nominating Committee has completed its diligence process with regard to such nominee to its reasonable satisfaction. In the event the Governance and Nominating Committee does not accept a substitute person recommended by the Investor as the Investor Replacement Director (which acceptance shall not be unreasonably withheld, conditioned or delayed), the Investor shall have the right to recommend additional substitute person(s), whose appointment shall be subject to the Governance and Nominating Committee recommending such person in accordance with the procedures described above and the Board’s vote to appoint such person in accordance with the procedures described below. Upon the recommendation of a nominee as the Investor Replacement Director by the Governance and Nominating Committee, the Board shall vote on the appointment of such Investor Replacement Director to the Board after the Governance and Nominating Committee’s recommendation of such Investor Replacement Director; provided, however, that if the Board does not appoint such Investor Replacement Director to the Board, the Parties shall continue to follow the procedures of this Section 1(e) until an Investor Replacement Director is appointed to the Board. Subject to the applicable rules and policies of the CSA, the TSX and Nasdaq and the rules and regulations of the SEC, the Board and all applicable committees thereof shall take all necessary actions to appoint any Investor Replacement Director to any applicable committee of the Board of which the Investor Director was a member of immediately prior to such Investor Director’s resignation or removal; provided that such Investor Replacement Director is qualified to serve on any such committee of the Board. Any Investor Replacement Director appointed to the Board in accordance with this Section 1(e) will comply with the terms and conditions applicable to the Investor Directors under this Agreement. Following the appointment of any Investor Replacement Director to replace any of the Investor Directors in accordance with this Section 1(e), all references to the Investor Directors herein shall be deemed to include any Investor Replacement Director (it being understood that this sentence shall apply whether or not references to the Investor Directors expressly state that they include any Investor Replacement Director). If the Investor’s aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of the Common Shares decreases to less than the Minimum Ownership Threshold, the right of the Investor pursuant to this Section 1(e) to participate in the recommendation of an Investor Replacement Director to fill the vacancy caused by the resignation or removal of any of the Investor Directors or any Investor Replacement Director shall terminate. Prior to the appointment of any Investor Replacement Director to the Board, the Investor Replacement Director will submit to the Company the information, documentation and acknowledgments set forth in clause (iii) of Section 1(f) hereof.
(f)          Additional Agreements.
(i)          The Investor agrees that the Investor will cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated under the Exchange Act, and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.
(ii)          The Investor agrees that (A) at the 2020 Annual Meeting, the Investor will (1) be present, in person or by proxy, for quorum purposes and (2) vote or cause to be voted all of the Common Shares beneficially owned, or deemed beneficially owned (as determined under Rule 13d-3 promulgated under the Exchange Act), by the Investor at such meeting in favor of the Board Expansion Resolution and (B) at each annual or special meeting of the Company’s shareholders held during the Standstill Period, the Investor will (1) be present, in person or by proxy, for quorum purposes and (2) except in connection with any Extraordinary Transaction, (x) vote or cause to be voted all of the Common Shares beneficially owned, or deemed beneficially owned (as determined under Rule 13d-3 promulgated under the Exchange Act), by the Investor at such meeting in favor of the slate of directors nominated by the Board and against the removal of any member of the Board and (y) vote in accordance with the Board’s recommendation with respect to any other proposal presented at such annual or special meeting of the Company’s shareholders; provided, however, that if Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have both recommended otherwise with respect to any such proposal (other than the election or removal of directors), the Investor shall be permitted to vote in accordance with ISS’s and Glass Lewis’s recommendation; provided, further, that, with respect to the foregoing clause (ii)(B)(2), the Investor shall be permitted to vote in its sole discretion with respect to any Extraordinary Transaction, in each case to the extent voted on at a meeting of the Company’s shareholders.
(iii)          Promptly (but in no event later than one (1) business day) following the execution of this Agreement, each of the Initial Directors shall deliver to the Company (A) a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation required by the Company’s written policies and procedures applicable to all other non-management directors in connection with the appointment or election of new Board members (including, without limitation, a written consent to a customary background check by a third party); (B) a written acknowledgement in substantially the form entered into by the other directors of the Company that the Initial Directors agree to be bound by all current policies, codes and guidelines applicable to all other non-management directors of the Company, including, without limitation, the Company’s Code of Business Conduct;

(C) a fully executed copy of a Director’s Continuing Consent to Act and to Electronic Meetings; (D) a fully executed copy of a Sierra Wireless, Inc. Board of Directors Compliance Statement; and (E) a fully executed certification regarding acknowledgment of and compliance with the procedures and notifications set forth in the Insider Trading Policy of the Company (and further agrees to the recusal provisions set forth in Section 1(f)(iv) hereof). Each of the Company and the Investor agrees that, prior to being appointed to the Board in accordance with this Agreement, the Additional New Directors shall deliver to the Company the information, documentation and acknowledgements required by the foregoing sentence of this clause (iii). Each of the Company and the Investor agrees that each of the New Directors shall (1) be indemnified by the Company in the same manner as all other non-management directors of the Company (including entering into the Company’s customary indemnification agreement) and (2) receive the benefit of customary directors’ and officers’ liability insurance coverage in accordance with the terms of any such insurance policy.
(iv)          The Investor agrees that the Board or any committee thereof, in the exercise of its fiduciary duties and after consulting with its legal counsel, may recuse any of the Investor Directors, by majority vote of the members of the Board (but excluding any such Investor Director), from the portion of any Board or committee meeting at which the Board or any such committee is evaluating and/or taking action with respect to (A) the Investor’s ownership of Common Shares, (B) the exercise of any of the Company’s rights or enforcement of any of the obligations under this Agreement, (C) any action taken in response to actions taken or proposed by the Investor, its Affiliates or Associates with respect to the Company, (D) any transaction proposed by, or with, the Investor, its Affiliates or Associates or (E) any other matter in which the interests of the Investor may be adverse to those of the Company or any of its Affiliates as determined in good faith by the Board or such committee, as applicable. The Board or such committee, as applicable, may withhold from any such Investor Director any material distributed to the directors in connection with such recusal.
(v)          Each of the Parties agrees to (A) commit to preserve at least twenty-five percent (25%) Canadian resident representation on the Board, (B) adhere to criteria for maintaining the Company’s foreign private issuer status under the rules and regulations of the SEC, and (C) respond to statutory guidance on gender with respect to the Board, and take the foregoing into account when selecting any New Director or Investor Replacement Director, if applicable.
(vi)          The Investor agrees that, except with the prior written consent of the Board, each of the Investor Directors will keep confidential all confidential information of the Company and its Affiliates (including, without limitation, discussions or matters considered by the Board or any committee thereof) and not disclose to any third party (including, without limitation, the Investor) any such information unless and until such information is publicly disclosed by the Company.
2.	Standstill Provisions.
(a)          The standstill period (the “Standstill Period”) begins on the date of this Agreement and shall extend until the earlier of (x) fifteen (15) business days prior to the deadline for the submission of shareholder nominations for directors for the 2021 Annual Meeting pursuant to the Company’s Amended and Restated By-Law No. 1 (as may be further amended or supplemented from time to time, the “By-Laws”) and (y) the date that is ninety (90) days prior to the first anniversary of the 2020 Annual Meeting. The Investor agrees that, during the Standstill Period, neither the Investor nor any of its Affiliates or Associates nor any of their respective principals, directors, general partners, officers, employees, agents and representatives acting on their behalf will, and the Investor will cause each of its Affiliates and

Associates and their respective principals, directors, general partners, officers, employees, agents and representatives acting on their behalf not to, directly or indirectly, in any manner:
(i)          acquire, offer, agree or propose to acquire, by purchase or otherwise, or direct others in the acquisition of, any securities issued by the Company or securities convertible into or exchangeable for the Common Shares (or any rights decoupled from the underlying securities) or assets of the Company, or rights or options to acquire any securities issued by the Company or securities convertible into or exchangeable for the Common Shares (or rights decoupled from the underlying securities) or assets of the Company, or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to securities issued by the Company or securities convertible into or exchangeable for the Common Shares (or rights decoupled from the underlying securities) that are settled by delivery of the Common Shares or assets of the Company, in the case of each of the foregoing, only if such action would result in the Investor, together with its Affiliates and Associates, having an aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act but treating all shares underlying options or synthetic derivatives or other contracts that are designed to produce economic benefits and risks that correspond substantially to the ownership of a number of Common Shares specified or referenced in such contracts as outstanding, whether or not then exercisable and whether or not any obligations under such contracts are required or permitted to be settled through the delivery of cash, Common Shares or other property) of greater than seventeen and one-half percent (17.5%) of the then-outstanding Common Shares immediately following the consummation of such transaction; provided that nothing herein will require Common Shares to be sold to the extent that the Investor exceeds the ownership limit under this clause 2(a)(i) as the result of a share repurchase or similar Company action that reduces the number of outstanding Common Shares;
(ii)          engage in any purchase of any derivative security, including any purchase, sale or grant of any option, warrant, convertible security, share appreciation right, or other similar right (including any put or call option or “swap” transaction with respect to any security (other than a broad-based market basket or index)) or enter into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, any securities that includes, relates to or derives any significant part of its value from a change in the market price or value of any securities of the Company;
(iii)          make any offer or proposal (with or without conditions) with respect to any Extraordinary Transaction or make, directly or indirectly, any private offer or proposal to the Company or the Board that would reasonably be expected to require the Company or the Investor to make public disclosure (of any kind) regarding an Extraordinary Transaction, in each case, without the prior written consent of the Company; provided that this clause 2(a)(iii) shall not restrict: (A) the tender (or failure to tender) by the Investor or any of its Affiliates of any securities of the Company into any tender or exchange offer by a Third Party (as hereinafter defined); (B) the vote for or against any Extraordinary Transaction by the Investor or any of its Affiliates of any securities of the Company; or (C) the receipt of any consideration by the Investor or any of its Affiliates on the same basis as other shareholders of the Company in connection with any Extraordinary Transaction;
(iv)          make or be the proponent of any shareholder proposal (pursuant to applicable securities laws) or seek any form of proxy with respect to the removal, election or appointment of any person to, or representation of any person on, the Board, or becoming a participant with a Third Party in any solicitation of any such proxies (including a “withhold” or similar campaign) or making statements regarding how the Investor intends to vote, or the reasons therefor with respect to a proposal being voted on by shareholders, or instructing or recommending to other shareholders how to vote with respect to a proposal being voted on by shareholders or otherwise communicate pursuant to applicable securities laws or conduct (other than how the Investor intends to vote, or the reasons therefor, with respect to the Board Expansion Resolution at the 2020 Annual Meeting), or knowingly encourage, advise or influence any person or knowingly assist any person in so encouraging, advising or influencing any person with respect to conducting any type of referendum, binding or non-binding (other than such encouragement, advice or influence that is consistent with the Company’s management’s recommendation in connection with such matter or otherwise specifically permitted under this Agreement);
(v)          form, join, act in concert with or in any way participate in any partnership, limited partnership, syndicate or other group (including without limitation, a “group” as defined under Section 13(d) of the Exchange Act) with respect to any securities of the Company (other than a “group” that includes all or some of the persons identified on Exhibit A attached hereto, but does not include any other entities or persons not identified on Exhibit A as of the date hereof (any such person, a “Third Party”)); provided, however, that nothing herein shall limit the ability of an Affiliate of the Investor to join such “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;
(vi)          deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any arrangement or agreement with respect to the voting thereof, other than granting proxies in solicitations approved by the Board and other than any such voting trust, arrangement or agreement solely among the Investor, Affiliates or Associates of the Investor and otherwise in accordance with this Agreement; provided that any such Affiliate or Associate agrees to be bound by the terms and conditions of this Agreement;
(vii)          (A) seek, alone or in concert with others, or submit, or knowingly encourage any person or entity to seek or submit, nominations in furtherance of a “contested solicitation” for the election or removal of the Company’s directors, except as specifically contemplated in Section 1 hereof, (B) call, seek to call or request that (or knowingly encourage any person to request that) the Company call, any special meeting of shareholders of the Company, (C) present, or knowingly encourage any person to present, any matter at any meeting of shareholders of the Company or (D) act or seek to act by written consent of shareholders of the Company;
(viii)          make any public disclosure, communication, announcement or statement regarding any intent, purpose, plan, or proposal with respect to (A) controlling, changing or influencing the Board, including, without limitation, any public disclosure, communication, announcement or statement regarding any intent, purpose, plan, or proposal relating to any change in the number of directors or the filling of any vacancies on the Board, (B) any material change in the capitalization, share repurchase programs and practices or capital allocation programs and practices of the Company or (C) any intent, purpose, plan, proposal or condition that is conditioned on, or would require waiver, amendment, nullification or invalidation of, any term of this Agreement (including the provisions of this Section 2) or take any action that could require the Company or the Investor to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;
(ix)          make any request for a shareholder list of materials or other books and records of the Company under applicable statutory or regulatory provisions providing for shareholder access to books and records;
(x)          institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) in order to effect or take any of the actions expressly prohibited by this Section 2; provided, however, that for the avoidance of doubt the foregoing shall not prevent the Investor, its Affiliates or Associates from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against the Investor, its Affiliates or Associates, (C) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement, (D) complying with a validly issued legal process or (E) exercising statutory appraisal, dissenters or similar rights under applicable law;
(xi)          enter into any arrangements, agreements or understandings with (whether written or oral), or advise, finance (through equity, debt or otherwise) or assist any Third Party to take or cause any action or make any statements inconsistent with any of the foregoing, or enter into any arrangement with any other person that engages in any of the foregoing, or otherwise take or cause any action or make any statements inconsistent with any of the foregoing; or
(xii)          disclose any intention, plan or arrangement inconsistent with any provision of this Section 2.
(b)          Subject to complying with its obligations under Sections 2(a) and 12 hereof, the Investor may engage in any private discussions with the Company’s senior management or any member of the Board so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any such party or either the Company or the Investor.
(c)          Nothing in this Section 2 shall be deemed to limit the exercise in good faith by any of the New Directors (or any Investor Replacement Director, as applicable) of his or her fiduciary duties solely in his or her capacity as a director of the Company and in a manner consistent with his or her and the Investor’s obligations under this Agreement.
3.	Representations and Warranties of the Company.
The Company represents and warrants to the Investor that (i) the Company has the corporate power and authority to execute this Agreement and to bind the Company thereto, (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (iii) the execution, delivery and performance of this Agreement by the Company does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.
4.	Representations and Warranties of the Investor.
The Investor represents and warrants to the Company that (i) each of the authorized signatories of the Investor set forth on the signature pages hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind the Investor thereto; (ii) this Agreement has been duly authorized, executed and delivered by the Investor, and is a valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (iii) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Investor as currently in effect; (iv) the execution, delivery and performance of this Agreement by the Investor does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Investor or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Investor is a party or by which it is bound; (v) as of the date hereof, the Investor is deemed to beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act), in the aggregate, 2,144,396 Common Shares and will be entitled to vote all of such Common Shares at the 2020 Annual Meeting; (vi) as of the date hereof, the Investor does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or hedging transactions or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Shares, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement; (vii) the Investor has not, directly or indirectly, compensated or agreed to compensate any of the Investor Directors (or any Investor Replacement Director, as applicable) for his or her service as a nominee or director of the Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation, directly or indirectly, related to the Company or its securities; (viii) no person other than the Investor has any rights with respect to its Common Shares; and (ix) none of the Investor or its Affiliates has formed, or has any present intent to form, a group (within the meaning of Section 13(d) under the Exchange Act) with any Third Party in relation to the Company or the Common Shares.
5.	Termination.
This Agreement shall remain in full force and effect until the earliest of:
(a)          the expiration of the Standstill Period;
(b)          delivery of written notice by a Party to the other Party of a material breach of this Agreement by such other Party that is uncured by such Party within ten (10) business days after being provided written notice thereof; or
(c)          such other date established by mutual written agreement of the Parties;
provided that the provisions of this Section 5 through Section 11 and Section 15 hereof shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.
6.	Specific Performance.
Each of the Parties acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Investor, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and each Party further agrees to waive any requirement for the security or posting of any bond in connection with such remedy, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.
7.	Expenses.
Each of the Parties shall bear its own costs and expenses (including any financial advisory and legal fees and expenses) incurred in connection with the negotiation, preparation, execution, delivery, performance and consummation of this Agreement.
8.	Severability.
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their commercially reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.
9.	Notices.
Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by email (provided that such confirmation is not automatically generated); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:
If to the Company:	Sierra Wireless, Inc. 13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4 Attention: Jennifer Farac, General Counsel Telephone: (604) 233-7912 Email: jfarac@sierrawireless.com

With copies (which shall not constitute notice) to:	Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Attention: Richard J. Grossman Telephone: (212) 735-2116 Email: Richard.Grossman@skadden.com

And:	Blake, Cassels & Graydon LLP 595 Burrard Street, Suite 2600 Vancouver, British Columbia, Canada V7X 1L3 Attention: Trisha Robertson Telephone: (604) 631-3300 Email: trisha.robertson@blakes.com

If to the Investor:	Lion Point Capital, LP 250 West 55th Street, 33rd Floor New York, New York 10019 Attention: Irshad Karim Telephone: (212) 356-6200 Email: ikarim@lionpoint.com

With a copy (which shall not constitute notice) to:	Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019 Attention: Andrew M. Freedman, Esq. Telephone: (212) 451-2300 Email: afreedman@olshanlaw.com

And:	Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Toronto, Ontario M5H 2T6 Attention: Bradley Freelan Telephone: (416) 865-4423 Email: bfreelan@fasken.com
10.	Applicable Law.
This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein without reference to the conflict of laws principles thereof. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia for any action or proceedings arising out of or related to this Agreement. Each of the Parties further agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth in Section 9 hereof shall be effective service of process for any action relating to this Agreement brought against any such Party in any such court. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT.

11.	Counterparts.
This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). For the avoidance of doubt, neither Party shall be bound by any contractual obligation to the other Party (including by means of any oral agreement) until all counterparts to this Agreement have been duly executed by each of the Parties and delivered to the other Party (including by means of electronic delivery).
12.	Mutual Non-Disparagement.
Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 12, neither Party nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, principals, partners, members, general partners, officers, key employees or directors (collectively, “Representatives”), shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s Representatives (including any current officer or director of a Party or a Parties’ subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders (solely in their capacity as shareholders of the applicable Party) or attorneys, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of the other Party or the businesses, products or services of the other Party or its Representatives (including former officers and directors), employees, shareholders (solely in their capacity as shareholders of the applicable Party) or attorneys. In addition to the other remedies available in connection with any breach of this Agreement, nothing shall prevent either Party or its Representatives from responding without restriction to the other Party’s breach of this Section 12. This Section 12 shall not limit the power of any director of the Company to act in good faith in accordance with his or her fiduciary duties solely in his or her capacity as a director of the Company and, in the case of any of the Investor Directors (or any Investor Replacement Director, as applicable), in a manner consistent with his or her obligations under this Agreement.
13.	Public Announcements.
Promptly following the execution of this Agreement, the Company and the Investor shall announce this Agreement by means of a joint press release, in substantially the form attached hereto as Exhibit B (the “Press Release”). Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither Party shall issue any press release or public announcement regarding this Agreement or the matters contemplated hereby, except as required by law or the rules of any stock exchange or with prior written consent of the other Party. During the Standstill Period, neither the Company nor the Investor shall make or cause to be made any public announcement or statement with respect to the subject of this Agreement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party; provided that, following the initial public announcement of the execution of this Agreement, the Company may make statements in the Company’s management information circular for the 2020 Annual Meeting regarding this Agreement and any of the Initial Directors (or any Investor Replacement Director, if applicable) or the Additional New Directors to the extent any such director is identified prior to the mailing date of the Company’s management information circular for the 2020 Annual Meeting. The Company acknowledges that the Investor may file this Agreement (i) as an exhibit to its Schedule 13D/A and (ii) pursuant to any securities and/or exchange rules and regulations that are applicable to the Investor. The Company shall be given a reasonable opportunity to review and comment on such Schedule 13D/A filing made by the Investor with respect to this Agreement prior to the filing with the SEC, and the Investor shall give reasonable consideration in good faith to any reasonable comments of the Company. The Investor acknowledges and agrees that (i) the Company may publicly file this Agreement, the Press Release and a corresponding material change report (“MCR”) under the Company’s profile at www.sedar.com, (ii) file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 6-K and other filings with the SEC and (iii) file or furnish this Agreement pursuant to any securities and/or exchange rules and regulations that are applicable to the Company.  The Investor shall be given a reasonable opportunity to review and comment on the MCR and Form 6-K by the Company with respect to this Agreement prior to the filing thereof, and the Company shall give reasonable consideration in good faith to any reasonable comments of the Investor.
14.	No Compensation Arrangements.
The Investor will not, directly or indirectly, compensate or agree to compensate the New Directors, or any Investor Replacement Director, if applicable, for his or her service as a nominee or director of the Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation, directly or indirectly, related to the Company or its securities.
15.	Entire Agreement; Amendment and Waiver; Successors and Assigns.
This Agreement (including its exhibits) contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Parties. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to the Investor, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Investor. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

 [Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date first written above.

SIERRA WIRELESS, INC.

By:	/s/ Kent P. Thexton
Name:	Kent P. Thexton
Title:	President and Chief Executive Officer

LION POINT MASTER, LP
By:	Lion Point Capital GP, LLC
General Partner

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Chief Investment Officer

LION POINT CAPITAL, LP
By:	Lion Point Holdings GP, LLC
General Partner

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Managing Manager

LION POINT CAPITAL GP, LLC

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Chief Investment Officer

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Managing Manager

[Signature Page to Cooperation Agreement]

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

[Signature Page to Cooperation Agreement]

EXHIBIT A

LION POINT MASTER, LP
LION POINT CAPITAL, LP
LION POINT CAPITAL GP, LLC
LION POINT HOLDINGS GP, LLC
Didric Cederholm
Jim Freeman

EXHIBIT B

[FORM OF PRESS RELEASE]

News Release

Sierra Wireless Reaches Agreement With Lion Point Capital

Two New Highly Qualified and Experienced Independent Directors to Join Board of Directors

VANCOUVER, British Columbia – April 16, 2020 – Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced that it has entered into an agreement with Lion Point Capital, LP ("Lion Point"), an investment firm which holds approximately 9.4 percent of Sierra Wireless’ total shares outstanding, regarding the membership and composition of the Sierra Wireless Board of Directors (the “Board”) and its committees, as well as certain customary standstill restrictions. Under the terms of the agreement, two incumbent directors, Paul C. Cataford and Joy Chik, will step down from the Board and two new independent directors, Jim Anderson and Karima Bawa, will be appointed to the Board, effective immediately.

Additionally, subject to shareholder approval of a resolution at the 2020 Annual General Meeting to increase the maximum size of the Board, promptly following the 2020 Annual General Meeting, the Board will appoint (i) two additional independent directors recommended by Lion Point and (ii) one independent director selected by the Board. These directors, Martin Mc Court, Mark Twaalfhoven and Raj Talluri, will be Board observers until their appointment to the Board shortly after the upcoming 2020 Annual General Meeting, currently scheduled for May 21st.

Robin Abrams, Board Chair, Sierra Wireless, said: “We welcome Jim and Karima to the Board of Directors and look forward to their contributions. At the same time, I want to thank Paul and Joy for their contributions to Sierra Wireless during their terms. Sierra Wireless is continuing to execute on our strategy to transform from a hardware-focused IoT company to delivering full IoT solutions with recurring revenue attached to our market-leading IoT devices. Our Board members have the varied and extensive industry expertise needed to build value for the Company and our stockholders, and to take advantage of the numerous opportunities ahead in the IoT market.”

Didric Cederholm, Chief Investment Officer of Lion Point Capital, said, “We are pleased that we could work constructively with Sierra Wireless’ Board to reach this agreement to strengthen the Board with new highly qualified and experienced independent directors who have an outstanding track record of value creation. We believe Sierra Wireless’ core technology and unique position in the IoT space have significant value overlooked by the public markets. We look forward to seeing Sierra Wireless harness its full growth and profitability potential with the goal of unlocking its intrinsic value and maximizing shareholder returns.”

Sierra Wireless
News Release

Jim Anderson
Jim Anderson is Lattice Semiconductor’s President and CEO and serves on the Company’s Board of Directors. He joined Lattice in September 2018 and has since driven a transformation of the company that has led to record profitability and more than a doubling of market capitalization. Prior to Lattice, Mr. Anderson led AMD’s Computing and Graphics business group from 2015. Prior to AMD, he held a broad range of leadership positions spanning general management, engineering, sales, marketing, and strategy at companies including, Intel, Broadcom Limited (formerly, Avago Technologies) and LSI Corporation.
Mr. Anderson holds an MBA and Master of Science in electrical engineering and computer science from the Massachusetts Institute of Technology, a Master of Science in electrical engineering from Purdue University, and a Bachelor of Science in electrical engineering from the University of Minnesota.

Karima Bawa
Karima is a Senior Fellow at the Centre for International Governance and Innovation and serves as an IP Advisor. She is a board member for the College of Patent Agents and Trademark Agents and for the British Columbia Health Professions Review Board. Ms. Bawa is also the former General Counsel and Chief Legal Officer for Research In Motion Limited (now BlackBerry). In the 12 years she served at BlackBerry, she was a member of the senior leadership team and oversaw a global legal team. Ms. Bawa was also a member of various strategic and operational senior management committees. She is a lawyer and holds a Bachelor of Science, a Master in Business Administration and an ICD.D certification from the Institute of Corporate Directors.

Martin D. Mc Court
Over a 14-year career as EVP Strategy and M&A, CTO and CMO for Gemalto, Martin Mc Court was instrumental in repositioning Gemalto from smartcards to Digital Security, building a €1 Billion Platform and Services business on top of the historical hardware business. Executing more than 40 acquisitions, Gemalto doubled in size to €3 Billion revenues, creating leadership positions in the adjacent markets for IOT, Cybersecurity and Biometrics. Gemalto was acquired by Thales in 2019. Previously Mr. Mc Court worked for 20 years at Corning Inc., holding a variety of management roles across R&D, Sales & Marketing, Strategy and M&A, most recently as GM of the worldwide network design and installation business. Mr. McCourt also serves on the board of directors of IDnow GmbH (Germany) and Veridium ID (UK).  Mr. Mc Court holds an MBA from INSEAD, a Ph.D from the Institut National Polytechnique de Grenoble, a B.Eng (Electronics) from University College Dublin and is a graduate of the Harvard Business School Corporate Directors Certificate program.

Mark Twaalfhoven
Mark Twaalfhoven is an international executive with more than 25 years of experience in managing and improving efficiency of complex, global technology organizations. Between 2014 and 2019, Mr. Twaalfhoven served as CEO of Pulse Electronics, where he significantly improved profitability and generated a 15-fold return on invested capital upon sale of the company. Previously, Mr. Twaalfhoven was President at Valuec B.V., a Hong Kong based investment firm focusing on performance improvements of growing technology companies. From 2005 to 2009 Mr. Twaalfhoven led the restructuring and successful turnaround of Teleplan International, a listed company providing total lifecycle care solutions for the computer, mobile phone and consumer industries, where he served as President and CEO.  Between 1996 and 2005, Mr. Twaalfhoven served in a number of positions, including Senior Vice President and Corporate Officer of Amphenol Corporation, where he led the development and tenfold growth of its Asian operations.  Mr. Twaalfhoven holds a Master of Science in Industrial Engineering from Stanford University, a Bachelor’s Degree in Mechanical Engineering from Purdue University and he completed the Advanced Management Program at Harvard Business School.

Sierra Wireless
News Release

Raj Talluri
Raj Talluri is a seasoned corporate executive with more than 27 years of corporate experience, spanning business management, strategic marketing, and engineering management. He is currently the Senior Vice President and General Manager of the Mobile Business Unit at Micron Technology Inc. He is responsible for the P&L of this multibillion-dollar business unit, as well as building world-class memory and storage solutions to address the growing market opportunity driven by new usage models, from low-end devices to flagship smartphones. Prior to this role, Mr. Talluri served as senior vice president at Qualcomm Inc. for 9 years. He began his career at Texas Instruments, starting multiple new businesses in digital consumer electronics and wireless technologies. He also served as general manager of the Imaging and Audio business for five years and as general manager of the Cellular Media Solution business. Mr. Talluri holds a Ph. D in electrical engineering from the University of Texas at Austin, a Master of Engineering from Anna University in Chennai, India and a Bachelor of Engineering from Andhra University in Visakhapatnam, India.

The agreement between Sierra Wireless and Lion Point will be filed with the Securities and Exchange Commission on Form 8-K and found on EDGAR at www.sec.gov and with the provincial securities commissions in Canada and found on SEDAR at www.sedar.com.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About Lion Point Capital
Lion Point Capital is a global special situations investment firm that seeks to invest in equity and debt securities of undervalued public and private companies. Lion Point’s principals and investment team have extensive experience and a successful track record of uncovering and unlocking value through rigorous fundamental analysis and thoughtful action.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current

Sierra Wireless
News Release

expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contact:

Media: Kim Homeniuk +1 (604) 233 8028 pr@sierrawireless.com	Investors: David Climie +1 (604) 231 1137 dclimie@sierrawireless.com